Exhibit 99.1

Immuron North American Q1 Sales Up 111% YoY

Key Highlights:

●	First Quarter of FY2020 (Q1) North American sales grew by 111% YoY to $269K AUD
●	Q1 US Travelan® sales increased by +81% YoY to $232K AUD
●	Global Immuron sales continued an upward trend in Q1 with a +54% YoY sales increase, reaching $741K AUD
●	In Australia, Q1 Travelan® sales increased by +34% YoY to $458K AUD

Melbourne, Australia, October 14, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut-mediated pathogens, is pleased to announce sales results for its commercially available, over-the-counter gastrointestinal and digestive health supplement Travelan®, for the quarter ended September 30, 2019, of fiscal year 2020 (Q1).

Total North American sales for Travelan® were up 111% compared to the same period last year and reached $269K* AUD, marking a solid start to the fiscal year. In the US, Q1 sales grew 81% year on year (YoY) to $232K* AUD, primarily due to continued expansion via our programs with Passport Health Travel Clinics, Medique and Medico Mart. Amazon sales of Travelan through Medique continue to remain strong. In Canada, Q1 sales reached $38K* AUD, with Travelan now being sold in Shoppers Drug Mart, Jean Coutu, and selected independent pharmacies in addition to Amazon.ca.

Global Immuron sales expanded by +54% YoY, reaching $741K* AUD, as Immuron’s flagship product Travelan® continued to grow in all geographic markets in Q1.

In Australia, Travelan® grew by 34%, achieving sales of $458K* AUD in Q1, supported by an in-pharmacy merchandising program and promotional catalogue activity in key pharmacy banners. September 2019 was a record-breaking month for Australian revenue, with sales before rebates growing to $185K* AUD. This is the highest monthly revenue figure on record in one market, exceeding the $182K* AUD record milestone that the USA reported in May 2019. In August Immuron exhibited Travelan at the HealthEd Conference in Sydney, where product was promoted to over 500 General Practitioners.

“The sales momentum for Travelan® which was already evident in fiscal year 2019 has continued strongly into the first quarter of fiscal year 2020 as consumer awareness of Travelan® continues to grow,” said Dr. Gary S. Jacob, CEO of Immuron Ltd. “During the quarter we also made two ground-breaking announcements regarding our research collaboration with the US Department of Defense. This included the results from a US DoD study that showed Travelan® was cross-reactive against 71 clinical isolates of Vibrio cholera. In addition, we recently announced a $5.5M AUD grant with the Naval Medical Research Center to develop a combined Campylobacter and enterotoxigenic E. coli (ETEC)-specific anti-microbial preventative for clinical evaluation.”

Infectious diarrhea is the most common illness reported by travelers visiting developing countries and among US troops deployed overseas. Diarrhea morbidity decreases daily performance, affects judgment, decreases morale and declines operational readiness. First line treatment for infectious diarrhea has typically been the prescription of antibiotics. Unfortunately, in the last decade, several enteric pathogens have shown an increased resistance to commonly prescribed antibiotics. In addition, travelers’ diarrhea is now recognized by the medical community to result in post-infectious sequelae, including post-infectious irritable bowel syndrome and several post-infectious autoimmune diseases.

The global burden of diarrheal diseases outweighs any of the more complex diseases seen in gastroenterology clinics. Every year, there are an estimated 1.5 billion episodes of diarrhea worldwide. These episodes result in the deaths of approximately 2.2 million people, mostly children in developing countries (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2699001/). A preventative treatment that protects against enteric diseases, specifically shigellosis, is a high priority objective for the US Army. Shigella spp are estimated to cause 80 –165 million cases of disease worldwide, resulting in 600,000 deaths annually and is particularly prevalent in both sub-Saharan Africa and South Asia.

*Unaudited gross revenue

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset Travelan® generating revenue. Immuron’s lead clinical candidate, IMM-124E, is presently being developed as a drug to prevent Travelers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea. Travelan® is a highly purified tabletized preparation of hyper-immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ Diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp., the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.